UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8- 53000

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDB Capital Corp.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

511 5th Avenue
　　　　　　　　　　　　　　　(No and Street)

New York,　　　　　　　　　　　　NY　　　　　　　　　10017
　　(City)　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　　　　　　　　　　　　　　　　　　　　　　　(Area Code　Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
　　　　　　　　(Name　if individual state last, first middle name)

345 Park Avenue　　　　New York　　　　NY　　　10154
　(Address)　　　　　　　(City)　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

14046495

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Matthew J. Rozzi_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___IDB Capital Corp._____ , as

of ___December 31_____ , 20 _13_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

MATT Rozzi - President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2013

(With Reports of Independent Registered Public Accounting Firm Thereon)

IDB CAPITAL CORP.
(A Wholly Owned subsidiary of
Israel Discount Bank of New York)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IDB Capital Corp:

We have audited the accompanying statement of financial condition of IDB Capital Corp as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Delaware limited liability partnership,
the U S member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity



Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of IDB Capital Corp. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 21, 2014

2

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2013

(Dollars in thousands, except par value)

Assets

Cash and cash equivalents	$	3,061
Receivable from clearing broker		554
Securities owned, at market		14,448
Premises and equipment (net of accumulated depreciation of $84)		23
Other assets		271
Total assets	$	18,357

Liabilities and Stockholder's equity

Accounts payable and accrued expenses	$	606
Income taxes payable to Parent		734
Total liabilities		1,340
Stockholder's equity:		
Common stock, par value $25 (authorized 20,000 shares; issued and outstanding 10,000 shares)		250
Retained earnings		16,767
Total stockholder's equity		17,017
Total liabilities and stockholder's equity	$	18,357

See accompanying notes to statement of financial condition.

(1) Organization

IDB Capital Corp. (the Company) is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company trades on an agency and riskless principal basis for customers of the Parent whom it introduces to another broker-dealer (the Clearing Broker) under a fully disclosed clearing agreement. All transactions are cleared and settled by the Clearing Broker. The Clearing Broker maintains custody for all domestic customers and some international customers and maintains standing delivery instructions for all other international customers, which maintain Delivery vs Payment Accounts (DVP Accounts).

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash, investments in money market funds, and deposits with banks. At December 31, 2013, the Company had investments in money market fund of $1,938,733.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition. Securities owned are valued at market, with the resulting unrealized gains or losses included in income.

(d) Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method based upon useful lives from 3 to 10 years. Amortization of leasehold improvements is computed by the straight-line method over the shorter time period of either the useful life of the improvement or the remaining life of the lease.

(Continued)

(e) *Income Taxes*

The Company is included in the consolidated Federal and combined New York State and New York City tax returns filed by the Parent. Under a tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

(f) *Fair Value of Financial Instruments*

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, and accounts receivable, are reported at their carrying amounts, which approximate fair value given the short-term nature of these items. Securities owned are carried at their fair value as described in note 8.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2013, total deposits with its clearing broker amounted to $553,934, which included cash pledged of $164,090 as described in note 4.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2013.

(4) Securities Owned, at Market

At December 31, 2013, securities owned, at market, comprise the following securities (in thousands):

FNMA and FHLMC mortgage-backed securities	$	9,744
GNMA mortgage-backed securities		4,704
Total	$	14,448

Securities owned may be pledged to the Clearing Broker on terms that permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations. At December 31, 2013, $164,090 in cash (included in receivable from Clearing Broker on the Statement of Financial Condition) was pledged as collateral. In addition, at December 31, 2013, mortgage-backed securities with a total market value of $1,833 were pledged as collateral to the Clearing Broker.

(Continued)

(5) Income Tax

Pursuant to the tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group. In 2013, the state and local income tax liability of the Parent was determined based on its consolidated taxable income.

Deferred tax assets at December 31, 2013 are included in other assets in the Statement of Financial Condition and consist of the following temporary differences (dollars in thousands):

Assets:		
Deferred compensation	$	161
Other		(30)
Deferred tax assets, net	$	131

The Company has an intercompany tax payable to the Parent of $734 thousand and prepaid taxes to stand alone state tax jurisdictions of $1 thousand as of December 31, 2013.

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2013. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company is part of the Parent's consolidated federal and combined New York State and City income tax returns. In addition, the Company files state income tax returns in Connecticut, Florida, New Jersey, and Pennsylvania. The Company and the Parent are no longer subject to state and local tax examinations by tax authorities for years before 2010. The federal tax authority is currently auditing the consolidated income tax returns of the Parent for the years ended December 31, 2007, 2009, 2010, and 2011. The NYC Department of finance is currently auditing the combined income tax returns of the Parent for the years ended December 31, 2010 and 2011. Management believes that it has adequate provisions for all income tax uncertainties, such that the outcome of any unresolved issues or claims will not result in a material change to the Company's financial position or results of operations.

(6) Related-Party Transactions

Included in cash on the Statement of Financial Condition is a deposit with the Parent of $1,062,450, as of December 31, 2013. In addition, as of the same date, a balance of $176,349 in management fees due to the Parent and operating expenses paid by the Parent on behalf of the Company is included in accounts payable and accrued expenses.

The majority of transactions executed by the Company are for customers introduced to the Company by the Parent.

(Continued)

(7) Employee Benefit and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan (401(k)) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws.

The Company also participates in the Parent's deferred compensation plan. Participation is open to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment.

The Company also participates in the Parent's noncontributory defined benefit pension plan covering substantially all full-time U.S. employees who were hired before January 1, 2011. Employees who are twenty-one years of age or older and who have worked for the Company for one year are eligible to participate in the plan. The Parent's funding policy is to contribute annually an amount sufficient to meet statutory minimum funding requirements, but not in excess of the maximum amount deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. Benefits are based on years of service and employees' compensation. The Parent's funding policy is to contribute annually an amount necessary to satisfy the Employee Retirement Income Security Act (ERISA) funding standards.

The Company also participates in the Parent's noncontributory defined employer contribution pension plan covering substantially all full time U.S. employees who were hired on or after January 1, 2011. Employees participating in the defined benefit pension plan are not eligible to participate in the defined employer contribution plan. The Bank contributes on behalf of each "eligible" participant a percentage of the "eligible" participants compensation ranging from 3% to 5%, depending on years of service.

Other benefits include a Supplemental Executive Retirement Plan and Benefits Restoration Plans.

(8) Fair Value Measurement

Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(Continued)

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents, by valuation hierarchy, assets and liabilities that are measured at fair value on a recurring basis and that are included in the Company's Statement of Financial Condition as of December 31, 2013:

	Fair value measurements at December 31, 2013 using			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
	(Dollars in thousands)			
Investments in money market fund	$ 1,939	—	—	1,939
Securities owned, at market	—	14,448	—	14,448

Fair values of financial instruments are generally determined by the quoted prices on trading exchanges, when available. If listed prices or quotes are not available fair value is based upon broker quotes, third-party pricing services, or pricing models that primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, and credit curves. However, fair values are not readily available for financial instruments such as certain investment securities, since there are no trading markets for these instruments. Furthermore, there is no prescribed procedure for valuing these instruments. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The Company does not have any level 3 securities. The only financial instruments not carried at fair value on the Company's Statement of Financial Condition are cash and receivable from Clearing Broker. This represents short-term balances with banks or brokers that are carried at cost, which approximates market. They would be considered Level 1 valuations.

The following methods and assumptions were used by the Company in determining the fair value of financial instruments:

Cash and Cash Equivalents – The carrying amount reported in the Statement of Financial Condition for cash is comprised of cash, investments in money market funds, and demand deposits with banks, all of which approximate fair value.

Receivable from Clearing Broker – The carrying amount of these receivables is a reasonable estimate of fair value as these are typically converted to cash or invested in a money market mutual fund monthly.

(Continued)

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Notes to Statement of Financial Condition

December 31, 2013

Securities owned, at market – The fair values of investment securities are based on quoted market prices when available or on independent pricing services.

(9) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2013, the Company had net capital of $14,868,781, which was $14,618,781 in excess of its required net capital of $250,000.

(10) Subsequent Events

The Company has evaluated subsequent events through February 21, 2014.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

In planning and performing our audit of the financial statements of IDB Capital Corp (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2014